Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sears Canada Inc. (the “Company”) on Form 40-F for the 52-week period ended January 28, 2017, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Billy Wong, Executive Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.                                      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Billy Wong
Billy Wong
Executive Vice-President and Chief Financial Officer

April 26, 2017